Exhibit 99.4

Bezeq The Israel Telecommunication Corporation Ltd. Condensed Separate Interim Financial Information as at September 30, 2012 (Unaudited)

The information contained in these financial information constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Information as at September 30, 2012 (unaudited)

Contents	Page

Review Report	2

Condensed Separate Financial Information as at September 30, 2012 (unaudited)
Condensed Interim Information on Financial Position	3
Condensed Interim Information on Income	5
Condensed Interim Information on Comprehensive Income	6
Condensed Interim Information on Cash Flows	7
Notes to the Condensed Separate Interim Financial Information	9

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

To:
The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) - 1970

Introduction
We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations  (Periodic and Immediate Reports) -1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter- “the Company”) as of September 30, 2012 and for the nine and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information for these periods based on our review.

We did not review the separate interim financial information from the financial statements of investee companies in which investments amounted to NIS 234 million as of September 30, 2012, and the Company’s share in the profit (loss) from these investee companies amounted to NIS 67 million and NIS (1) million for the nine and three month periods then ended, respectively.  The financial statements of those companies were reviewed by other auditors, whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the said review reports of the other auditors.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1 – "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the abovementioned separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) -1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4

Somekh Chaikin
Certified Public Accountants (Isr.)

November 7, 2012

Condensed Separate Interim Financial Information as at September 30, 2012 (unaudited)

Condensed Interim Information on Financial Position as at
	September 30, 2012	September 30, 2011		December 31, 2011
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Assets
Cash and cash equivalents	205	1,320		1,096
Investments, including derivatives	1,013	2,047	*	940
Trade receivables	777	758		731
Other receivables	154	119		212
Dividend receivable from investees	484	-		-
Inventories	21	14		13
Loans granted to investees	328	465	*	546
Assets classified as held for sale	44	12		23
Total current assets	3,026	4,735		3,561

Investments, including derivatives	72	80		77
Trade and other receivables	145	215		116
Property, plant and equipment	4,424	4,285		4,319
Intangible assets	346	329		368
Investments in investees	5,881	6,711	*	6,303
Loans granted to investees	1,280	732	*	1,256
Deferred tax assets	132	211		216
Total non-current assets	12,280	12,563		12,655

Total assets	15,306	17,298	16,216

Condensed Separate Interim Financial Information as at September 30, 2012 (unaudited)

Condensed Interim Information on Financial Position as at (contd)
	September 30, 2012	September 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	601	770	757
Trade payables	119	154	177
Other payables, including derivatives	512	661	592
Current tax liabilities	458	383	361
Deferred income	36	23	28
Provisions (Note 4)	148	200	163
Employee benefits	254	430	351
Dividend payable	1,978	1,974	971
Total current liabilities	4,106	4,595	3,400

Debentures	4,599	5,043	5,034
Loans	3,946	3,996	3,996
Employee benefits	184	224	182
Deferred income and others	47	6	30
Dividend payable	473	1,386	924
Total non-current liabilities	9,249	10,655	10,166

Total liabilities	13,355	15,250	13,566

Equity
Share capital	3,837	3,821	3,826
Share premium	99	53	68
Reserves	599	577	608
Deficit	(2,584)	(2,403)	(1,852)
Total equity	1,951	2,048	2,650

Total liabilities and equity	15,306	17,298	16,216

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

* Reclassified See Note 1.3.

Date of approval of the financial statements: November 7, 2012.

The accompanying notes to the Separate Interim Financial Information are an integral part of the financial information.

Condensed Separate Interim Financial Information as at September 30, 2012 (unaudited)

Condensed Interim Information on Income
	For the nine month period		For the three month period		For the year ended
	ended September 30		ended September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues (Note 2)	3,509	3,534	1,149	1,186	4,648

Operating Costs
Depreciation and amortization	541	513	185	180	688
Salaries	808	859	274	284	1,089
Operating and general expenses (Note 3)	778	806	278	282	1,074
Other operating expenses (income), net	(13)	82	(7)	(106)	139
	2,114	2,260	730	640	2,990

Operating profit	1,395	1,274	419	546	1,658
Financing expenses (income)
Financing expenses	455	381	161	166	531
Finance revenues	(267)	(194)	(98)	(78)	(291)
Financing expenses, net	188	187	63	88	240

Profit after financing expenses, net	1,207	1,087	356	458	1,418
Company's share in earnings of investees, net	502	778	96	239	1,001
Profit before income tax	1,709	1,865	452	697	2,419
Income tax (see Note 5.4)	370	323	110	147	353
Profit for the period	1,339	1,542	342	550	2,066

The accompanying notes to the Separate Interim Financial Information are an integral part of the financial information.

Condensed Consolidated Interim Financial Information as at September 30, 2012 (unaudited)

Condensed Interim Information on Comprehensive Income
	For the nine month period		For the three month period		For the year ended
	ended September 30		ended September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,339	1,542	342	550	2,066
Items of other comprehensive income
Actuarial gains, net of tax	-	-	-	-	28
Other items of comprehensive income (loss) for the period, net of tax	(1)	2	(1)	3	3
Effective share of the change in fair value of instruments used for cash flow hedging, net of tax	2	-	4	-	-
Other comprehensive income (loss) for the period, net of tax with regard to investees	(6)	-	-	-	4
Other comprehensive income (loss), net of tax	(5)	2	3	3	35

Total comprehensive income for the period	1,334	1,544	345	553	2,101

The accompanying notes to the Separate Interim Financial Information are an integral part of the financial information.

Condensed Separate Interim Financial Information as at September 30, 2012 (unaudited)

Condensed Interim Information on Cash Flows
	For the nine month period ended September 30		For the three month period ended September 30		For the year ended December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,339	1,542	342	550	2,066
Adjustments:
Depreciation	470	456	160	160	613
Amortization of intangible assets	71	57	25	20	75
Share in the profits of equity-accounted investees, net	(502)	(778)	(96)	(239)	(1,001)
Financing income and expenses	250	189	77	95	243
Capital gain, net	(23)	(167)	(25)	(80)	(181)
Share-based payment transactions	60	125	21	42	165
Income tax expenses	370	323	110	147	353
Expenses (income) for derivatives, net	5	(20)	11	(20)	(21)

Change in inventory	(8)	-	6	(7)	2
Change in trade and other receivables	(95)	48	(13)	16	95
Change in trade and other payables	(119)	(155)	(28)	7	(80)
Change in provisions	(15)	(30)	(2)	(33)	(67)
Change in employee benefits	(96)	161	(32)	(15)	79
Change in deferred income	17	-	7	-	27

Net cash usedin operating activities with respect to transactions with investees	(21)	(39)	(4)	(10)	(34)

Net income tax paid	(206)	(156)	(89)	8	(228)
Net cash from operating activities	1,497	1,556	470	641	2,106

Cash flow used in investing activities
Investment in intangible assets	(103)	(110)	(33)	(41)	(167)
Proceeds from the sale of property, plant and equipment	164	303	96	68	228
Acquisition of financial assets held for trading	(2,249)	(2,849)	(398)	(2,849)	(2,850)
Proceeds from the sale of financial assets held for trading:	2,175	851	-	851	1,961
Purchase of property, plant and equipment	(653)	(796)	(216)	(227)	(998)
Proceeds (payment) for derivatives	13	(8)	3	3	(5)
Proceeds from disposal of investments and long-term loans	2	4	(1)	1	7
Interest and dividends received	7	18	2	8	33
Increase in the rate of holding in a subsidiary	(77)	-	-	-	-
Net cash from (used in) investing activities with respect to transactions with investees	705	435	253	(15)	507
Net cash used in investing activities	(16)	(2,152)	(294)	(2,201)	(1,284)

The accompanying notes to the Separate Interim Financial Information are an integral part of the financial information.

Condensed Separate Interim Financial Information as at September 30, 2012 (unaudited)

Condensed Interim Information on Cash Flows (contd)
	For the nine month period		For the three month period		For the year ended
	ended September 30		ended September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Bank loans received	-	2,200	-	600	2,200
Issue of debentures	-	3,092	-	2,692	3,092
Repayment of bank loans	(204)	(600)	(127)	(600)	(600)
Repayment of debentures	(316)	(691)	-	-	(702)
Dividend paid	(1,574)	(1,663)	-	-	(3,155)
Interest paid	(293)	(203)	(31)	(26)	(346)
Net proceeds (payment) in respect of derivatives	8	-	(2)	-	(1)
Proceeds from exercise of options	7	16	5	6	21
Net cash used in financing activities with respect to transactions with investees	-	(433)	-	-	(433)
Net cash from (used in) financing activities	(2,372)	1,718	(155)	2,672	76

Increase (decrease) in cash and cash equivalents	(891)	1,122	21	1,112	898
Cash and cash equivalents at the beginning of the period	1,096	198	184	208	198
Cash and cash equivalents at the end of the period	205	1,320	205	1,320	1,096

The accompanying notes to the Separate Interim Financial Information are an integral part of the financial information.

Condensed Consolidated Interim Financial Information as at September 30, 2012 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

"The Company" - Bezeq The Israel Telecommunication Corporation Limited.

"Associate", "The Group", "Investee", "Interested Party" - as these terms are defined in the Company's consolidated financial statements for 2011.

1.2	Principles used for preparing financial information

The condensed separate interim financial statements are presented in accordance with Article 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 and do not include all the information required under Regulation 9(C) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 with respect to the separate financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2011 and in conjunction with the condensed interim consolidated financial statements as at September 30, 2012 ("the Consolidated Financial Statements").

The accounting policies used in these condensed separate financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2011.

1.3	Certain amounts in the comparative figures were reclassified to the relevant sections in the financial statements for the current period.

2.	Revenue

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Fixed-line telephony	1,717	1,836	557	612	2,393
Internet - infrastructure	872	810	291	276	1,092
Transmission and data communication	735	700	243	239	931
Other services	185	188	58	59	232
	3,509	3,534	1,149	1,186	4,648

Condensed Consolidated Interim Financial Information as at September 30, 2012 (unaudited)

3.	General and operating expenses

	For the nine month period ended				For the three month period ended			For the year ended
	September 30				September 30			December 31
	2012		2011		2012	2011		2011
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)		(Audited)
	NIS million		NIS million		NIS million	NIS million		NIS million
Interconnectivity and payments to operators	217		236	*	70	79	*	314
Sales and marketing expenses	104	**	147	*	54	58	*	194
Terminal equipment and materials	79		62		28	23		89
Maintenance of buildings and sites	192		185		70	63		247
Services and maintenance by sub-contractors	54		55		15	17		76
Vehicle maintenance expenses	62		63		25	22		78
Royalties and collection fees	70		58		16	20		76
	778		806		278	282		1,074

*	Reclassified

**
See Note 13.1 of the Condensed Financial Statements with regard to the settlement arrangement between the Company and the Ministry of Communications on the matter of the government authorities' claim for payment of frequency fees in Judea, Samaria and Gaza. As a result of the foregoing settlement agreement, the Company reduced its commitment to pay frequency fees and reduced its operating and general expenses by an amount of NIS 37 million and financing costs by NIS 13 million.

4.	Contingent liabilities

During the normal course of business, legal claims were filed against the Company or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 148 million, where provisions are required to cover the exposure arising from such legal claims.

In the Company's opinion, the amount of additional exposure (exceeding the foregoing provisions), as of September 30, 2012 for legal claims filed against the Company on various matters for are unlikely to be realized, amounts to NIS 2.5 billion. Of this amount, NIS 361 million is for a claim filed against the Company and other telecommunication companies without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 273 million for claims, the success of which cannot be assessed at this stage. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, there are other claims for which the Company has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

Subsequent to the date of the report, claims for which exposure amounted to NIS 650 million were concluded.

For further information concerning contingent claims see Note 5 to the Consolidated Financial Statements, Contingent Claims.

Condensed Consolidated Interim Financial Information as at September 30, 2012 (unaudited)

5.	Material agreements and transactions with Investees during and subsequent to the reporting period

5.1.	Loans to investees

5.1.1
On March 29, 2012 the Company granted a loan in the amount of NIS 440 million to Pelephone Communications Ltd. ("Pelephone"). The loan bears fixed annual interest of 5.7%. The loan will be repaid in ten equal annual installments commencing March 15, 2013.

5.1.2
The loan that the Company granted to Pelephone on May 17, 2011 in the amount of NIS 280 million was repaid on May 17, 2012 in accordance with the terms of the loan.

During August 2012, Pelephone made early repayment of NIS 270 million of the loan granted to it in December 2011 in the total amount of NIS 450 million. Accordingly, the final repayment date was set for December 2015.

5.1.3
On March 29, 2012 the Company granted a loan in the amount of NIS 40 million to Bezeq International Ltd. ("Bezeq International"). The loan bears fixed annual interest of 4.7%. The loan will be repaid in five equal annual installments, commencing March 2013.

On September 16, 2012 the Company granted another loan in the amount of NIS 40 million to Bezeq International. This loan bears fixed annual interest of 4.68%. The loan will be repaid in five equal annual installments, commencing September 2013.

5.1.4
On January 17, 2012 the Company granted a loan in the amount of NIS 3 million to Bezeq Online Ltd. ("Bezeq Online"). This loan bears fixed annual interest of 4.2%. The loan will be repaid in three equal annual installments, commencing January 17, 2013.

On September 2, 2012 the Company granted another loan in the amount of NIS 5.66 million to Bezeq Online. This loan bears fixed annual interest of 4.68%. This loan will be repaid in two installments as follows: NIS 660,000 will be repaid on January 1, 2012 and the balance, in the amount of NIS 5 million will be repaid on December 31, 2013.

5.1.5	On September 1, 2012 Bezeq Online made early repayment, in the amount of NIS 5.7 million, of the loan granted to it in September 2011.

5.2.	Financial Guarantees

For information pertaining to bank guarantees granted in August 2012 in favor of a bank with regard to a loan taken by Teletel Communication Channels Ltd. (a wholly owned subsidiary of Walla! Communications Ltd.) see Note 4.1.2 to the Consolidated Financial Statements.

5.3.	Dividends

5.3.1	During May 2012, Pelephone paid the Company a NIS 466 million dividend announced that month.

5.3.2	During July 2012, Pelephone announced the distribution of a dividend in the amount of NIS 410 million. The dividend was paid in October 2012.

5.3.3	During May 2012, Bezeq International paid the Company a NIS 90 million dividend announced that month.

5.3.4	During July 2012, Bezeq International announced the distribution of a dividend in the amount of NIS 74 million. The dividend was paid in October 2012.

Condensed Consolidated Interim Financial Information as at September 30, 2012 (unaudited)

5.	Material agreements and transactions with Investees during and subsequent to the reporting period (contd.)

5.4.
In February 2012, Stage One Venture Capital Fund (Israel) L.P. ("the Fund") signed an agreement to sell all its holdings in Traffix Communication Systems Ltd. In March 2012, the Company received its share in the distribution of the Fund's profits in the amount of NIS 80 million.The profits from the sale are included in the profits of equity-accounted investees and are taxed in the Company. Consequently, the Company's tax expenses include tax expenses for these profits.